                                                                    Exhibit 99.2

       THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
 IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS HEREIN.
         PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

     PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

                                                                                                          WITHHOLD
                                                                                      FOR                AUTHORITY
                                                                                  ALL NOMINEES.       FOR ALL NOMINEES.
I.   PROPOSAL NO. 1: ELECTION OF 1 CLASS A AND 2 CLASS C DIRECTORS.

     CLASS A NOMINEES: Mr. Moshe Reuveni                                               [_]                   [_]

     CLASS C NOMINEES: Messrs. Rolando Eisen and Luly Gurevitch

     PLEASE NOTE that the Directors are elected as a group, not individually.

                                                                                       FOR                 AGAINST

II.  PROPOSAL NO. 2: RE-ELECTION OF PROF. VARDA ROTTER AS AN EXTERNAL DIRECTOR         [_]                   [_]

III. PROPOSAL NO. 3: APPOINTMENT OF KOST, FORER, GABBAY & KASIERER AS THE
     INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY AS FURTHER DESCRIBED IN             [_]                   [_]
     THE PROXY STATEMENT.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

--------------------------        --------------------------
(SIGNATURE OF SHAREHOLDER) (DATE) (SIGNATURE OF SHAREHOLDER)  (DATE)

NOTE: PLEASE SIGN EXACTLY AS YOUR NAME OR NAMES APPEAR ON THIS PROXY. When
shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                          HEALTHCARE TECHNOLOGIES LTD.
                               32 HASHAHAM STREET
                           PETACH TIKVA 49170, ISRAEL.

                PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                DECEMBER 27, 2007

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoints Messrs. Yacob Ofer, Moshe Reuveni and Eran
Rotem, or either of them, each with full power of substitution, the true and lawful attorneys, agents and proxies to vote at the Annual General Meeting of
Shareholders of Healthcare Technologies Ltd. (the "COMPANY") to be held on
Thursday, December 27, 2007 at 10:30 a.m. (local time) at our headquarters, 32
HaShaham Street, Petach Tikva, Israel, and at all adjournments or postponements thereof, all Ordinary Shares of the Company which the undersigned is entitled to vote as directed below, and in their discretion upon such other matters as may come before the meeting.

     The shares represented hereby will be voted in accordance with the choices specified by the shareholder in writing on the reverse side. IF NOT OTHERWISE
SPECIFIED BY THE SHAREHOLDER, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED
FOR THE ELECTION OF THE NOMINEES FOR DIRECTOR NAMED ON THE REVERSE SIDE AND FOR
THE OTHER MATTERS DESCRIBED ON THE REVERSE SIDE.

The undersigned hereby acknowledges receipt of the Notice of an Annual General
Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

      PLEASE DATE, SIGN AND MAIL YOUR PROXY CARD BACK AS SOON AS POSSIBLE!

                (Continued and to be signed on the reverse side)